SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Extraordinary General Meeting of Shareholders of Woori Bank

The extraordinary general meeting of shareholders of Woori Bank was held on December 30, 2016, and the four agenda items listed below were approved and ratified as originally proposed.

Key Details

•	Meeting Date and Time : December 30, 2016; 10 a.m. (local time)

•	Venue : 5th Floor/ Conference Room,Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda Details :

1. Approval of Amendments to the Articles of Incorporation (the “AOI”)

2. Appointment of Outside Directors

Name	Date of Birth	Term	Appointment	Career Background	Serving as Director of Other Companies
Sung-Tae Ro	Sep. 3, 1946	Until Dec. 30, 2018	New Appointment	- President, Korea Economic Research Institute - President, Hanwha Life Economic Research Institute	-

Sang-Yong Park	Feb. 21, 1951	Until Dec. 30, 2018	New Appointment	- Chairman, Public Fund Oversight Committee - Current) Honorary Professor, School of Business, Yonsei University	-

Zhiping Tian	Feb. 22, 1966	Until Dec. 30, 2018	New Appointment

-   Director-General Manager, Industrial and Commercial Bank of China (“ICBC”) Middle East Limited / ICBC London Limited

-   Vice President, ICBC, Branch of Sichuan Province

-   Current) Vice General Manager, China Fellow Partners Limited

Current) Vice General Manager, China Fellow Partners Limited

Dong-Woo Chang	Jan. 21, 1967	Until Dec. 30, 2018	New Appointment	- Representative Partner, IMM Investment Management - Current) CEO, IMM Investment Corp.	Current) CEO, IMM Investment Corp.

3. Appointment of Outside Director who will serve as Audit Committee Member

Name	Date of Birth	Term	Appointment	Career Background	Serving as Director of Other Companies
Sang-Hoon Shin	Jul. 1, 1948	Until Dec. 30, 2018	New Appointment	- President & CEO, Shinhan Financial Group - Visiting Professor, School of Business, Sungkyunkwan University	-

4. Appointment of Audit Committee Member who is an Outside Director

Name	Date of Birth	Term	Appointment	Career Background	Serving as Director of Other Companies
Dong-Woo Chang	Jan. 21, 1967	Until Dec. 30, 2018	New Appointment	- Representative Partner, IMM Investment Management - Current) CEO, IMM Investment Corp.	Current) CEO, IMM Investment Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 30, 2016	By: /s/ Kwang-Seok Kwon
(Signature)
Name: Kwang-Seok Kwon
Title: Managing Director